Will H. Cai
+852 3758 1210
wcai@cooley.com

December 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Eric Atallah Ms. Lynn Dicker Mr. Daniel Crawford Mr. Alan Campbell

Re:	APRINOIA Therapeutics Holdings Limited Draft Registration Statement on Form F-1 Submitted November 13, 2023 CIK No. 0001998311

Ladies and Gentlemen:

On behalf of our client, APRINOIA Therapeutics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 8, 2023 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1 (the “DRS”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS and is submitting a revised version of the DRS (the “Revised DRS”) via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS.

Draft Registration Statement on Form F-1 submitted November 13, 2023

Cover Page

1.	Please disclose on your cover page whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

In response to the Staff’s comment, the Company has revised the cover page of the Revised DRS.

December 29, 2023
Page Two

Prospectus Summary

Overview, page 1

2.
Your prospectus summary should include a balanced discussion of your company and your business, including any associated weaknesses and challenges you currently face and may face in the future. Please balance your discussion of your advantages and competitive strengths with an equally prominent discussion of any detriments. By way of example only, please revise throughout where you discuss potential uses for your product candidates to clarify that the outcomes of clinical trials are inherently uncertain and that if your product candidates do not perform as anticipated in clinical trials, they may not secure marketing approval and your business could be adversely affected.

In response to the Staff’s comment, the Company has revised pages 3 and 86 of the Revised DRS.

3.
Please revise where you discuss the Orphan Drug Designation for APN-1607 to clarify, if true, that such a designation neither shortens the development time or regulatory review time of your diagnostic nor increases the likelihood that the FDA will approve it. Revise to state how you can “leverage” the Orphan Drug Designation to submit results from a single Phase 3 trial as a basis for regulatory approval.

In response to the Staff’s comment, the Company has revised pages 2, 85, 91 and 97 of the Revised DRS.

4.
We note your statement that you have initiated a Phase 2 clinical trial of APN-1607 in AD in the United States, Japan and Taiwan. Please revise to reflect your disclosure on page 96 that this trial is not recruiting and disclose when the most recent subject was enrolled.

In response to the Staff’s comment, the Company has revised pages 2, 4, 85, 87, 90 and 96 of the Revised DRS.

5.
We note your disclosure that you plan to file an IND with the FDA to launch a Phase 3 trial of APN-1607 in subjects suspected to have PSP and your disclosure on page 96 that you intend to enroll the first patient in this trial in the fourth quarter of 2023. Please revise your disclosure to clarify when you intend to file the IND for this clinical trial.

In response to the Staff’s comment, the Company has revised pages 2, 4, 85, 87, 91 and 97 of the Revised DRS.

Our Pipeline, page 3

6.
Please revise your pipeline table so there is only one progress arrow for your Alzheimer’s indication depicting its overall current stage of clinical development. You may include a footnote disclosing the Phase 2 clinical trial.

In response to the Staff’s comment, the Company has revised pages 3 and 86 of the Revised DRS.

7.	Please revise your pipeline table to clearly disclose the licensing and collaboration agreements related to your product candidates.

In response to the Staff’s comment, the Company has revised pages 3 and 86 of the Revised DRS.

55 Hudson Yards, New York, New York  10001-2157
t: +1 212 479 6000  f: +1 212 479 6275 cooley.com

December 29, 2023
Page Three

Therapeutics Pipeline, page 4

8.
We note your statement that APNmAb005 recognizes a three-dimensional conformation-dependent epitope that is only present in tau abnormal aggregates but not in normal tau protein, thus showing the potential to achieve a high level of specificity. Please revise here and on page 98 to clarify if this capability has been demonstrated in a clinical trial that was powered for statistical significance. Please also remove your statement here and on page 98 that APNmAb005 may offer a superior therapeutic strategy over other anti-tau antibody programs as this statement appears to be premature given your current stage of development.

In response to the Staff’s comment, the Company has revised pages 4, 87 and 99 of the Revised DRS.

9.	Your pipeline table indicates that your Phase 1 trial of APNmAb005 is not recruiting. Please revise this section to disclose the current status of this trial.

In response to the Staff’s comment, the Company has revised pages 2, 4, 85, 87 and 101 of the Revised DRS.

10.
We note your statements here and on page 100 that you plan to launch a POC study of APNmAb005 in the second half of 2024. To the extent that your Phase 1 trial remains ongoing and you have not submitted an IND for your POC trial, please remove your statements regarding when you plan to launch future clinical trials. You may state when you anticipate completing your Phase 1 clinical trial.

In response to the Staff’s comment, the Company has revised pages 4, 11, 87 and 101 of the Revised DRS.

Risk Factors

Risks Related to Our Operations, page 26

11.
We note that your disclosure elsewhere throughout the prospectus indicates that you have an exclusive license to develop and commercialize APN-1607, except for mainland China where you have granted Yitai an exclusive sublicense. Please revise this section of your prospectus to discuss risks related to conducting business in the People’s Republic of China (PRC) including the possibility, if true, that the PRC government could interfere in, or exercise control over, Yitai’s operations.

In response to the Staff’s comment, the Company has revised page 28 of the Revised DRS.

General Risk Factors

Our amended and restated articles of association to be in effect prior to the completion of this offering . . . ., page 56

12.
We note your Federal Forum Provision states “the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised pages 57 and 58 of the Revised DRS.

55 Hudson Yards, New York, New York  10001-2157
t: +1 212 479 6000  f: +1 212 479 6275 cooley.com

December 29, 2023
Page Four

Use of Proceeds, page 60

13.	Please revise page 60 to state how far into the Phase 3 clinical trial of APN-1607 you expect to reach with the proceeds from this offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will promptly address the comment and revise the related disclosure once an estimated amount of the proceedings from this offering becomes available to the Company.

Capitalization, page 62

14.	Please revise your capitalization table to separate the line-item “cash” with a double underline to clearly separate it from your capitalization.

In response to the Staff’s comment, the Company has revised page 63 of the Revised DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, Judgments and Estimates

Share-Based Compensation, page 80

15.
Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company acknowledges the Staff’s comment and will address the comment once an estimated offering price or range becomes available to the Company. The Company will also duly discuss with the Staff on how to submit its response.

Market, Industry and Other Data, page 82

16.
We note your statement that you have not independently verified the accuracy or completeness of any third-party information. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information that appears in the prospectus.

In response to the Staff’s comment, the Company has revised page 83 of the Revised DRS.

Business

Our Next-Generation Diagnostics Pipeline, page 89

17.
We note your statement that APN-1607 has generated imaging data that has demonstrated statistically significant correlation with disease severity in AD and PSP patients, as measured by clinically relevant scales. Please revise your discussion of APN-1607, where appropriate, to clearly describe the clinical trials in which these observations were made including the number of enrollees, the primary and secondary endpoints, adverse events and whether the trials met their endpoints.

In response to the Staff’s comment, the Company has revised pages 90, 91 and 96 of the Revised DRS. The Company respectfully advises the Staff that the imaging data were generated from the investigator initiated studies using APN-1607 that were not conducted by the Company, and such data has been published since 2021 in Li, et al. 2021 and Tagai et al, 2021.

55 Hudson Yards, New York, New York  10001-2157
t: +1 212 479 6000  f: +1 212 479 6275 cooley.com

December 29, 2023
Page Five

Our Preclinical-Stage Diagnostic Pipeline, page 96

18.
Please revise to identify the collaborator for your 18F-APN-1701+ tracer program. For each of your 18F-APN-1701+ and -Syn PET tracer programs, disclose whether the parties have executed collaboration agreements. To the extent they have, revise to disclose the material terms and file the agreements as exhibits to your registration statement.

In response to the Staff’s comment on the 18F-APN-1701+ tracer program, the Company respectfully advises the Staff that it has re-evaluated the status and significance of this program and concludes that the program is immaterial to the Company’s pipeline, and the related disclosure has been removed from the Revised DRS.

With respect to the α-Syn PET programs that the Company is developing in collaboration with BMS, Lundbeck and Abbvie, as disclosed on page 97 of the Revised DRS, the Company has entered into collaboration agreements with each of these collaboration partners (collectively, the “Collaboration Agreements”). The Company is of the view that none of the Collaboration Agreements fits within the definition of material contract under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) provides that material contract is “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.”

Item 601(b)(10)(ii) provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the … categories [as set forth in Items 601(c)(10)(ii)(A) – (D)], in which case it shall be filed except where immaterial in amount or significance.”

The only relevant category would be Subsection (B) of Item 601(b)(10)(ii) which provides that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

•
None of the Collaboration Agreements was made outside the ordinary course of business. As described in the Revised DRS, the Company is a clinical-stage biopharmaceutical company with a pipeline of R&D programs. From time to time, the Company’s R&D of product candidates may involve research collaboration with third parties. For these reasons, the Company respectfully submits that the Collaboration Agreements were not entered into outside the ordinary course of its business.

•
The Company’s business is not substantially dependent on the Collaboration Agreements.  The Company respectfully advises the Staff that the Company’s business is not substantially dependent on Collaboration Agreements, given the α-Syn PET tracer programs are the Company’s pre-clinical stage programs.

Based on the reasons above, the Company respectfully submits that the Collaboration Agreements are not material contracts within the meaning of Item 601(b)(1) of Regulation S-K and that filing the Collaboration Agreements as material contracts and/or disclosing the material terms of the Collaboration Agreements would not enable investors to form a more informed view of the Company’s business as a whole.

55 Hudson Yards, New York, New York  10001-2157
t: +1 212 479 6000  f: +1 212 479 6275 cooley.com

December 29, 2023
Page Six

Our Therapeutic Product Candidates, page 98

19.
Please remove your disclosure on page 98 stating your toxicology studies demonstrated “APNmAb005 is safe according to the efficacious dosage used in rTg4510” as the FDA or similar foreign regulators have the sole discretion for making safety and efficacy determinations. Please similarly revise your statement referencing the “efficacy” of your lead degraders on pages 2 and 84.

In response to the Staff’s comment, the Company has revised pages 4, 85 and 99 of the Revised DRS.

License Agreements and Collaborations

License Agreement with National Institutes for Quantum Science and Technology, page 102

20.
Please revise here to disclose the aggregate payments made to date, potential future milestone payments to be paid and royalty rate within a ten-point range or less pursuant to the license agreement with QST. Please also revise to disclose whether you renewed the QST License Agreement in October 2023 or advise.

In response to the Staff’s comment, the Company has revised page 103 of the Revised DRS.

Intellectual Property, page 104

21.	Please revise to disclose the other jurisdictions where you have pending patents for each patent family.

In response to the Staff’s comment, the Company has revised pages 105 and 106 of the Revised DRS.

Facilities, page 106

22.	Please revise this section to disclose the locations of your offices and facilities outside of the United States and to disclose the approximate number of employees at each of your locations.

In response to the Staff’s comment, the Company has revised pages 106 and 107 of the Revised DRS.

Description of Share Capital

Registration Rights, page 139

23.	Please quantify the number of ordinary shares that will have registration rights following the offering.

In response to the Staff’s comment, the Company has revised page 140 of the Revised DRS.

55 Hudson Yards, New York, New York  10001-2157
t: +1 212 479 6000  f: +1 212 479 6275 cooley.com

December 29, 2023
Page Seven

Underwriting, page 147

24.
We note your statement that if all of the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. Please delete this statement and confirm in your response letter that the shares will be sold at a fixed price for the duration of the offering.

In response to the Staff’s comment, the Company has revised page 148 of the Revised DRS. The underwriter confirms that the shares sold in this offering will be sold at a fixed price for the duration of the offering.

Exhibits

25.	We note your disclosure on page 123 stating you “have entered into employment agreements with each of [y]our executive officers.” Please file these agreements as exhibits or advise.

The Company acknowledges the Staff’s comment and advises the Staff that it expects to enter into employment agreements with each of its executive officers in due course before the public filing of the registration statement of the Company on Form F-1.

In addition, the Company respectfully advises the Staff that it will file under Item 601(b)(10)(iii)(A) of Regulation S-K a form employment agreement given that all employment agreements entered into by the Company’s directors and executive officers will be substantially identical in all material respects except their individual compensation.

General

26.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. In addition, to the extent the Company uses any such written communications, the Company advises the Staff that potential investors will not be able to retain such written communications.

*          *          *

55 Hudson Yards, New York, New York  10001-2157
t: +1 212 479 6000  f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:
Mark S. Shearman, Chief Executive Officer, APRINOIA Therapeutics Inc.
Brian Achenbach, Chief Financial Officer, APRINOIA Therapeutics Inc.
Lana Gladstein, General Counsel, APRINOIA Therapeutics Inc.
Timothy Pitrelli, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Leah Gonzales, Audit Partner, MaloneBailey, LLP
Michael J. Blankenship, Winston & Strawn LLP